UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Summer Infant Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

865646 10 13

(CUSIP Number)

Jason P. Macari

3100 Diamond Hill Road

Cumberland RI 02864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865646 10 13	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason P. Macari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,187,775
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,187,775
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,187,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.45%
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

Item 1. Security and Issuer

This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D will originally filed with the Securities and Exchange Commission (the "Commission") on March 16, 2007 (the “Schedule 13D”) by Jason P. Macari with respect to shares of common stock, par value $0.0001 (the "Common Stock") of Summer Infant, Inc. (the "Company"), whose principal executive offices are located at 1275 Park East Drive, Woonsocket, Rhode Island 02895. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 18,544,278 common shares outstanding as of July 4, 2015.

Item 2. Identity and Background

Mr. Macari was formerly the Chief Executive Officer and a director of the Company. His address is 3100 Diamond Hill Road, Cumberland RI 02864. He has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. He is self-employed. He is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock were paid for with personal funds.

Item 4. Purpose of Transaction

The Common Stock was purchased for investment purposes.

This Amendment is being filed as a result of a change in Mr. Macari’s percentage ownership following (a) his forfeiture of certain shares upon his resignation as Chief Executive Officer of the Company in 2014 and (b) the recent purchases of additional shares. The Reporting Person may acquire additional securities or sell securities of the Issuer from time to time in the market or in private transactions. The Reporting Person has no agreements to acquire any additional Common Shares at this time

3

Item 5. Interest in Securities of the Issuer

(a)	Mr. Macari owns beneficially 3,187,775 shares, which is 17.45% of the outstanding shares of Summer Infant, Inc. Common Stock. The total includes 4,250 shares held by Mr. Macari’s daughters.

(b)	Mr. Macari has sole voting power and dispositive power respect to 3,187,775 shares.

(c)	On September 14, 2015, Mr. Macari acquired the following shares in market purchases, including shares held by his daughters over which he exercises voting and dispositive power:

Jason Macari acquired 1700 shares at $1.30 per share.

Jaimie Macari acquired 3500 shares at $1.33 per share.

Mary Macari acquired 750 shares at $1.33 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2015

Date

/s/ Jason P. Macari

Signature

Jason P. Macari

Name/Title

4